February 8, 2007
Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Lime Energy Co.
Amendment No. 3 to Registration Statement S-1
Filed February 8, 2007
File No. 333-137236
Dear Mr. Hunt:
This letter is in response to the letter dated February 5, 2007 from Russell Mancuso in which the Commission provided comments to the above referenced filing by Lime Energy Co. (the “Company”).

The following are our responses to the comments contained in that letter:

Your
Comment
#	Comment/Response

1.	Please ensure that amendments you file disclose all required updated information. For example, you should include executive compensation information for the last completed fiscal year. See Release 33-8732A (August 29, 2006).

Response: We have reviewed Release 33-8732A and the applicable changes to Regulation S-K. We believe that the enclosed amendment includes all required updated information, including executive compensation information for the last completed fiscal year (which is 2006), as well as updated information required by other items of S-K.

2.	Please file a legal opinion covering all of the subscription rights and shares of common stock included in the fee table.

Response: We are filing a revised opinion of counsel as Exhibit 5.1 to the registration statement which covers all of the subscription rights and shares of common stock included in the fee table.

Mr. Donald C. Hunt
February 8, 2007
Page Two
We are enclosing a marked copy of Amendment No. 3 to the registration statement along with this response letter, to facilitate your review. There are no changes to the exhibits other than as described above with respect to Exhibit 5.1.
We hope that we have adequately addressed all of the staff’s questions and comments. Please feel free to contact me or our attorney, Andy Connor, at (312) 845-5118, if you have any further questions or comments.
Sincerely,

/s/ Jeffrey Mistarz

Jeffrey Mistarz Chief Financial Officer & Treasurer
enclosures